VIA EDGAR TRANSMISSION

November 14, 2005

Securities and Exchange Commission

Attn: Corporate Finance Department Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re: MAI Systems Corporation; Request for Withdrawal of Registration Statement on Form S-8 File No. 333-72418 (filed October 29, 2001).

Attn: Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, MAI Systems Corporation (the “Registrant”), a Delaware corporation, hereby requests withdrawal of its Registration Statement on Form S-8 File No. 333-72418 (filed October 29, 2001).

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of grant of the request for withdrawal be included in the file for the Registration Statement on Form S-8 in the following manner: “Withdrawn upon the request of the Registrant, the Commission consenting thereto.”

If you have any questions or comments or require further information or documentation regarding this application, please contact the undersigned at (949)598-6181.

Sincerely,

MAI Systems Corporation

By:	/s/James W. Dolan
Chief Financial and Chief Operating Officer

cc:	David M. Griffith, Esq. W. Brian Kretzmer